Exhibit 12.2

KIMCO REALTY CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
For the six months ended June 30, 2018
(in thousands, except for ratio)

Pretax earnings from continuing operations before adjustment for noncontrolling interests or income loss from equity investees	$253,577

Add:
Interest on indebtedness (excluding capitalized interest)	96,018
Amortization of debt premiums, discounts and capitalized expenses	(901)
Amortization of capitalized interest	2,750
Portion of rents representative of the interest factor	3,635
355,079

Distributed income from equity investees	67,005

Pretax earnings from continuing operations, as adjusted	$422,084

Combined fixed charges and preferred stock dividends -
Interest on indebtedness (excluding capitalized interest)	$96,018
Capitalized interest	8,199
Preferred dividend factor	29,186
Amortization of debt premiums, discounts and capitalized expenses	(901)
Portion of rents representative of the interest factor	3,635

Combined fixed charges and preferred stock dividends	$136,137

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	3.1